FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 15, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

December 15, 2016

Mobile TeleSystems Public Joint Stock Company (the “Company”)

ANNOUNCEMENT OF FINAL RESULTS OF TENDER OFFER

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA OR JAPAN

On October 31, 2016, the Company announced details of a tender offer (the “Tender Offer”) to return cash of up to RUB 4,934,527,300/US$78,276,131 to its Holders of shares of Common Stock and ADS Holders (“Shareholders”) and that an Offer to Purchase (the “Offer to Purchase”), containing the terms and Conditions of the Tender Offer, was being published on October 31, 2016, as amended by announcement on November 14, 2016. The Company announced today the final results of the Tender Offer, which expired at 10:00 a.m. (Moscow time) on December 1, 2016 for Common Stock and at 5:00 p.m. (New York City time) on November 30, 2016 for ADSs.

Based on the final count by the Common Stock Tender Agent and the ADS Tender Agent, respectively, a total of 1,509,914 shares of Common Stock (including shares of Common Stock represented by ADSs) were properly tendered and not withdrawn by Shareholders. In accordance with the terms and Conditions of the Tender Offer and based on the final count by the Common Stock Tender Agent and the ADS Tender Agent, respectively, the Offeror accepted for purchase a total of 1,509,914 shares of Common Stock (including shares of Common Stock represented by ADSs) at a price per share of Common Stock (referred to as the “Strike Price”) of RUB 229.0 per share of Common Stock, for a total cost of RUB 345,770,306. These shares of Common Stock (including shares of Common Stock represented by ADSs) represented approximately 0.08% of the Company’s Issued Share Capital as of September 30, 2016. Since the Tender Offer was not fully subscribed, no proration was required and all shares of Common Stock (including shares of Common Stock represented by ADSs) properly tendered and not withdrawn were accepted for purchase at the Strike Price.

As described in the Offer to Purchase, in connection with the Tender Offer, the Offeror and Sistema (the Company’s majority shareholder) entered into the Sistema Purchase Agreement pursuant to which Sistema agreed not to tender and sell any shares in the Tender Offer and instead agreed to sell to the Offeror, following completion of the Tender Offer, a pro rata number of shares of Common Stock based on the number of shares tendered in the Tender Offer, such that Sistema’s (together with its affiliated entities’) aggregate percentage ownership and voting power in the Company after the Tender Offer would be substantially equal to Sistema’s ownership and voting power as at the date of the commencement of the Tender Offer. Based on the initial amount of the shares of Common Stock (including shares of Common Stock represented by ADSs) tendered in the Tender Offer, the Offeror will purchase 1,550,495 shares of Common Stock from Sistema under the Sistema Purchase Agreement for an aggregate purchase price of RUB 355,063,355. As such, the Offeror will purchase a total of 3,060,409 shares of Common Stock through the Tender Offer and under the Sistema Purchase Agreement at the Strike Price of RUB 229.0 per share, for a total cost of RUB 700,833,661. These shares of Common Stock (including shares of Common Stock represented by ADSs) represented approximately 0.15% of the Company’s Issued Share Capital as of September 30, 2016. The closing of the purchase under the Sistema Purchase Agreement is subject to customary conditions and will occur no earlier than on the eleventh business day and no later than the twenty-first business day following the expiration of the Tender Offer.

Capitalised terms used in this announcement shall have the same meaning ascribed to them in the Offer to Purchase published by the Company on October 31, 2016.

Cautionary Statement

This announcement contains (or may contain) certain forward-looking statements with respect to the Company’s current expectations and projections about future events. These statements, which sometimes use, but are not limited to, words such as ‘anticipate’, ‘believe’, ‘intend’, ‘estimate’, ‘expect’ and words of similar meaning, reflect the directors’ beliefs and expectations and involve a number of risks, uncertainties and assumptions that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement. Statements contained in this announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The information contained in this announcement is subject to change without notice and, except as required by applicable law, neither the Company, the Offeror, nor Credit Suisse Securities (USA) LLC assumes any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein. You should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Common Stock (including shares of Common Stock represented by ADSs). The Tender Offer is made only pursuant to the Offer to Purchase, the related Common Stock Letter of Transmittal with respect to the shares of Common Stock and the related ADS Letter of Transmittal with respect to the ADSs. The Tender Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by other means (including, without limitation, facsimile transmission, email, telex and telephone), or via any facilities of a national securities exchange of Australia, Canada, Japan or any other jurisdiction where the making of the Tender Offer into or inside such jurisdiction would constitute violation of the laws of such jurisdiction.

Neither the SEC nor any US state securities commission has approved or disapproved of this transaction or passed upon the merits of fairness of such transaction or passed upon the adequacy of the information contained in this announcement  or in the Offer to Purchase. Any representation to the contrary is a criminal offence.

The information contained in this notice and in the Offer to Purchase is addressed exclusively to the Shareholders. Neither this notice, nor the Offer to Purchase nor the Tender Offer described therein nor any information contained herein constitute an offer (“Offerta”) pursuant to Russian law, or an advertisement, or an offer of securities to an unlimited number of persons within or outside the territory of the Russian Federation, or voluntary tender offer or mandatory tender offer under Russian law. Neither this notice, nor the Offer to Purchase, nor the Tender Offer described therein constitute or are intended for placement or public circulation or securities of foreign issuers in the Russian Federation. Furthermore neither this notice, nor the Offer to Purchase constitute an auction under the Laws of the Russian Federation and provisions of articles 447 — 449 of the Civil Code of the Russian Federation do not apply to the Tender Offer. ADSs, to which the Tender Offer relates, are neither registered in the Russian Federation not admitted to placement, public placement or public circulation in the Russian Federation in accordance with Article 51 of the Russian Federal law No. 39-FZ “On the Securities Market”, dated April 22, 1996 (as amended) (the “Securities Market Law”). The Tender and purchase of ADSs will be carried our exclusively in accordance with the procedures set for the in the Offer to Purchase. Any information in the Offer to Purchase and related documents in respect of ADSs is addressed in the Russian Federation solely to persons who are “qualified investors’ as defined in the Securities Market Law.

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia and the CIS.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: December 15, 2016